AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2022
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
USD 100 million Callable Fixed Rate Notes	Borrowing	13-Oct-22	20-Oct-22	20-Oct-25	USD 100.00	HSBC
EUR 50 million Feed Africa Callable Fixed Rate Notes	Borrowing	13-Oct-22	27-Oct-22	1-Feb-28	EUR 50.00	JP Morgan
EUR 5 million Light up and power Africa Callable Fixed Rate Notes	Borrowing	13-Oct-22	26-Oct-22	1-Feb-38	EUR 5.00	Jefferies International Limited
JPY 684 million Feed Africa FX-Linked Dual Currency Fixed Rate Notes	Borrowing	19-Oct-22	27-Oct-22	11-Oct-23	JPY 684.00	MUFG Securities
IDR 48 billion Fixed Rate Notes	Borrowing	21-Oct-22	22-Dec-22	23-Dec-27	IDR 48,000.00	Credit Agricole Corporate & Investment Bank
USD 2 billion Global Benchmark Fixed Rate Notes	Borrowing	26-Oct-22	3-Nov-22	3-Nov-27	USD 2,000.00	BAML / BNP Paribas / Goldman Sachs International / HSBC / Nomura
ZAR 3 billion 'Feed Africa' Zero Coupon Notes	Borrowing	9-Nov-22	18-Nov-22	18-Nov-52	ZAR 247.50	JP Morgan

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
IDR 70 billion Fixed Coupon Notes	20-Aug-18	16-Oct-18	17-Oct-22	IDR 70,000.00
MXN 25 million Fixed Rate Notes	29-Aug-18	3-Oct-18	4-Oct-22	MXN 25.00
BRL 5 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	5-Sep-18	11-Oct-18	14-Oct-22	BRL 5.00
TRY 20 million Fixed Rate Notes	19-Aug-19	15-Oct-19	17-Oct-22	TRY 20.00
MXN 550.18 million Discount Fixed Rate Notes	21-Sep-12	18-Oct-12	18-Oct-22	MXN 550.18
TRY 10 million Improve the Quality of Life for the life for the People of Africa Fixed Rate Notes	18-Sep-19	13-Nov-19	14-Nov-22	TRY 10.00
ZAR 300 million Discount Fixed Rate Notes	27-Sep-12	24-Oct-12	24-Oct-22	ZAR 300.00
TRY 55 million Zero Coupon Notes	11-Sep-17	30-Oct-17	31-Oct-22	TRY 55.00
AUD 10.537 million Fixed Rate Notes	18-Oct-17	25-Oct-17	25-Oct-22	AUD 10.54
NZD 6.011 million Fixed Rate Notes	18-Oct-17	25-Oct-17	25-Oct-22	NZD 6.01
USD 2.73 million Fixed Rate Notes	18-Oct-17	25-Oct-17	25-Oct-22	USD 2.73
TRY 250 million Fixed Rate Notes	19-Oct-18	2-Nov-18	2-Nov-22	TRY 250.00
CNY 250 million Fixed Rate Notes	29-Oct-21	5-Nov-21	7-Nov-22	CNY 250.00
IDR 19.5 billion Improve the Quality of Life for the life for the People of Africa Fixed Rate Notes	18-Sep-19	27-Nov-19	29-Nov-22	IDR 19,500.00
IDR 19.5 billion Improve the Quality of Life for the life for the People of Africa Fixed Rate Notes	19-Nov-19/p>	23-Dec-19	23-Dec-22	IDR 19,500.00
INR 71 million Fixed Rate Notes	30-Sep-19	7-Nov-19	8-Nov-22	INR 71.00
USD 2 billion Global Benchmark Bond	8-Nov-17	16-Nov-17	16-Nov-22	USD 2,000.00
CNH 700 million Fixed Rate Notes	11-Oct-19	18-Oct-19	18-Oct-22	CNH 700.00
ZAR 18 million Improve the Quality of Life for the People of Africa Fixed Rate Notes	26-Oct-18	4-Dec-18	5-Dec-22	ZAR 18.00
INR 510 million Improve the Quality of Life for the People of Africa Zero Coupon Notes	5-Nov-19	12-Dec-19	13-Dec-22	INR 510.00
IDR 17 billion Improve the Quality of Life for the People of Africa Zero Coupon Notes	5-Nov-19	12-Dec-19	13-Dec-22	IDR 17,000.00
BRL 30 million Improve the Quality of Life for the People of Africa Zero Coupon Notes	12-Dec-19	19-Dec-19	19-Dec-22	BRL 30.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

No bond buybacks during the Quarter.

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 December 2022.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Omar Sefiani

Acting Treasurer